Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of fifty-eight cents ($0.58) Canadian per share on the issued and outstanding Common shares and fifty-eight cents ($0.58) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on April 2, 2012 to holders of record at the close of business on March 9, 2012.

By order of the Board

Monique Mercier

Senior Vice President

Chief Legal Officer and Corporate Secretary

Vancouver, British Columbia

February 8, 2012

Contact:   Investor Relations, (604) 643-4113, ir@telus.com